TransAlta reports expected impact of outage at Genesee 3 power plant

CALGARY, Alberta (Nov. 30, 2011) – TransAlta Corporation (TSX: TA; NYSE: TAC) today reported the expected impact of an extended outage at its jointly-owned Genesee 3 power plant located in Genesee, Alberta.

On Nov. 11, 2011, the Genesee 3 facility,  a 466 megawatt (MW) joint venture with Capital Power Corporation (233 MW net to TransAlta), experienced an unplanned outage that resulted in damage to turbine/generator bearings. Capital Power Corporation had initially estimated a return to service date of mid-December, however based on work done to-date, the outage has been extended to January 1, 2012.

As a result, TransAlta’s fourth quarter production is expected to be reduced by approximately 275 gigawatt hours and net income is anticipated to decline in the range of $20 - $25 million. TransAlta will update investors if there is any material change to the current plan and estimates.

TransAlta continues to expect funds from operations in the $800 -$900 million range for the full year.

About TransAlta Corporation

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate our geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada's largest investor-owned renewable energy provider

This news release may contain forward looking statements, including statements regarding the business and anticipated financial performance of TransAlta Corporation. In particular, this news release includes forward-looking statements relating to the public offering of the Series C Shares and the expected closing thereof. These statements are based on TransAlta Corporation's belief and assumptions based on information available at the time the assumption was made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and general economic conditions in geographic areas where TransAlta Corporation operates.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Media Inquiries: Glen Whelan Director, Communications Phone: (403) 267-7287 Email: glen_whelan@transalta.com	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1-800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com